

February 17, 2023

Andrew Lee
Chief Executive Officer
Global Engine Group Holding Ltd
Room C, 19/F, World Tech Centre
95 How Ming Street, Kwun Tong
Kowloon, Hong Kong

>   **Re: Global Engine Group Holding Ltd**
>   **Amendment No. 3 to Registration Statement on Form F-1**
>   **Filed February 8, 2023**
>   **File No. 333-266919**

Dear Andrew Lee:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 25, 2023 letter.

Form F-1 filed February 8, 2023

Management, page 69

1.   We note that, in response to our prior comment 1, Mr. Lee signed the registration statement in the capacity of Principal Financial Officer and Principal Accounting Officer. Please disclose clearly, if true, that he is currently serving as your acting Principal Financial Officer and Principal Accounting Officer.

General

2.   You disclose on page ALT-1 that selling shareholders will be offering the shares at $4.50 per share but state on the cover page that the selling shareholders will be offering the

shares at prevailing market prices or privately negotiated prices after close of the initial public offering. Please clarify.

 You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Arila Zhou